UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s

Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibits

Pages
Glossary of Terms and Abbreviations	3

(a) Financial Statements

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009	5

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2010	6

Notes to Financial Statements	7-14

Schedule of Assets (Held At End of Year) as of December 31, 2010	15

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	16

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

Term	Definition
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP as of July 1, 2009 except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants

ASU	The FASB Accounting Standards Updates to the ASC. It also provides background information for accounting guidance and the bases for conclusions on the changes in the ASC. ASUs are not considered authoritative until codified into the ASC

Benefit Payments	Participant withdrawals and distributions

Company	Moody’s Corporation and its subsidiaries

Company Matching Contribution	Matching contributions made by the Company currently equal to 50% of the first 6% of annual compensation that is contributed by a participant to the Plan subject to IRS limitations

EPS	Earnings per share

EPS Match	An additional matching contribution that existed in 2007 and prior years, whereby the Company would make a contribution to the Plan if Moody’s growth in EPS compared to the prior year was greater than 7%

ERISA	Employee Retirement Income Security Act of 1974

ESOP	Employee Stock Ownership Plan

FASB	Financial Accounting Standards Board

GAAP	U.S. Generally Accepted Accounting Principles

Investment Manager	Evercore Trust Company, N.A.; the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund

IRC	Internal Revenue Code

Management Benefits and Compensation Committee	Committee that has been delegated certain authority for management of the Plan from the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation

Moody’s	Moody’s Corporation and its subsidiaries

Plan	The Profit Participation Plan of Moody’s Corporation; a defined contribution plan established by the Company for eligible employees

Profit Sharing Plan	Moody’s Global Profit Sharing Plan; a profit sharing plan sponsored by Moody’s

Stock Fund	The Moody’s Corporation Stock Fund

Trustee	Fidelity Management Trust Company; trustee that has custody of all of the Plan’s assets

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the Profit Participation Plan of Moody’s Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 23, 2011

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Plan Benefits

(amounts in thousands)

	December 31,
	2010	2009
ASSETS:
Investments, at fair value (Note 3)	$334,643	$286,853
Notes receivable from participants	3,695	3,332
Contributions receivable
Employer	9,596	313
Participant	546	516

Total contributions receivable	10,142	829

Total assets	348,480	291,014

LIABILITIES:
Contribution refunds payable	1	17

Total liabilities	1	17

Net assets available for plan benefits at fair value	348,479	290,997
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(459)	579

Net assets available for plan benefits	$348,020	$291,576

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Plan Benefits

(amounts in thousands)

Year ended December 31, 2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$29,215
Dividends	4,775
Interest	1,476

Total investment income, net	35,466

Interest on notes receivable from participants	207

Contributions:
Participant	22,249
Employer	18,107

Total contributions	40,356

Total additions	76,029

Deductions from net assets attributed to:
Benefits paid to participants	19,450
Administrative expenses	135

Total deductions	19,585

Net increase in plan assets	56,444
Net assets available for plan benefits:
Beginning of the year	291,576

End of the year	$348,020

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan of Moody’s Corporation is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis for retirement. The Plan is subject to the provisions of ERISA.

The following summary provides an overview of major Plan provisions and is provided for general information purposes. Employees who participate in the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility

Full-time employees of the Company who are hired or rehired on or after January 1, 2008 are automatically enrolled in the Plan with contributions equal to 3% of compensation as defined in the Plan unless they elect otherwise. The default fund for the automatic deferrals is the Fidelity Freedom Fund that most closely matches the participants’ retirement dates based upon date of birth.

Prior to January 1, 2008, full-time employees of the Company were immediately eligible to participate in the Plan on their date of hire.

Part-time employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following their date of hire, or in any calendar year following employment, and after January 1, 2008 upon completion of the eligibility requirements are automatically enrolled in the Plan with a 3% deferral rate unless they elect otherwise.

Contributions

Participants contribute to the Plan by authorizing payroll deductions of their compensation as defined in the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. Participants are eligible to contribute up to 50% of their compensation to the Plan each year. Before-tax contributions are subject to the overall limit imposed by the Internal Revenue Code (the “IRC”) of $16,500 in 2010 with additional amounts permitted for participants who are ages 50 and above. The Company makes matching contributions currently equal to 50% of the first 6% of annual compensation that is contributed to the Plan. Payroll deductions for participant contributions and the corresponding Company Matching Contribution that are not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.

Effective January 1, 2008, the EPS Match was discontinued and replaced with the Profit Sharing Plan. Under the Profit Sharing Plan, all eligible employees (excluding those for which an applicable law prohibits a profit sharing contribution) receive a Company contribution, regardless of whether they participate in the Plan, if the Company’s annual EPS growth is equal to or greater than 10%. For the year ended December 31, 2010 the Company achieved the required EPS growth necessary for a contribution under the Profit Sharing Plan. Accordingly, the employer contributions receivable in the Plan’s statement of net assets available for plan benefits for the year ended December 31, 2010 includes approximately $7 million for this contribution which was paid to the Plan in March 2011. In 2009, the Company did not achieve the required EPS growth necessary for a contribution under the Profit Sharing Plan.

Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000.

Effective January 1, 2008, the Company’s U.S. defined benefit pension plan was closed to new participants. However, in lieu of defined benefit pension plan benefits, employees of the Company who are hired, rehired or who transfer to the U.S. payroll from a non–U.S. location on or after January 1, 2008 are eligible to receive a retirement contribution to the Plan. The retirement contribution is based upon an eligible employee’s compensation as well as combined age and years of service as defined in the Plan. Participants that are eligible for the retirement contribution will receive this contribution regardless of whether they contribute to the Plan.

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan. Transfers or rollovers to the Plan may only be made with the approval of the Management Benefits and Compensation Committee and do not affect any other contributions made by or on behalf of a participant.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 25% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

The Moody’s Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP) which allows participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.

Distributions

Upon retirement or other termination of service with the Company, participants (or a designated beneficiary) become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ vested benefits that are $1,000 or less will receive an automatic distribution of their balance. The Plan also permits participant withdrawals due to certain financial necessity to be made out of vested account balances.

Notes receivable from participants

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2010 and 2009, interest rates on participant loans ranged from 5.00% to 11.50%. Principal and interest is paid ratably by the participants through semi-monthly payroll deductions.

In the event of a default, the Management Benefits and Compensation Committee may accelerate the repayment of the loan; demand immediate repayment of the entire amount outstanding; renegotiate the terms of the loan; or approve a financial necessity distribution of the participant’s loan subject to the terms of the Plan.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of all Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2010 were $0.7 million. Forfeited amounts can be used to reduce future Company contributions and to pay administrative fees of the Plan. During the year ended December 31, 2010, approximately $0.4 million of the cumulative forfeiture pool was used to offset Company contributions and $0.1 million was used to pay administrative fees. As of December 31, 2010 and 2009, the Plan held forfeited amounts totaling $0.4 million and $0.2 million, respectively.

Administration of the Plan

The Plan is administered by the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation, which has delegated certain authority related to the Plan to the Management Benefits and Compensation Committee. Fidelity Management Trust Company is Trustee of the Plan and has custody of the Plan’s assets. During 2009, the Management Benefits and Compensation Committee designated Evercore Trust Company, N.A., as the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund.

Voting Rights

The Company’s common stock held in the Stock Fund is voted by the Trustee at the Company’s stockholder meetings in accordance with the confidential instructions of the participants whose accounts are invested in the common stock. All shares of the Company’s common stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from participants.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions (“Benefit Payments”) are recorded when paid. At December 31, 2010, all Benefit Payments processed and approved for payment had been paid by the Plan.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. The new standard requires disclosure regarding transfers in and out of Level 1 and Level 2 classifications within the fair value hierarchy as well as requiring further detail of activity within the Level 3 category of the fair value hierarchy. The new standard also requires disclosures regarding the fair value for each class of assets and liabilities, which is a subset of assets or liabilities within a line item in a plan’s statement of net assets available for plan benefits. Additionally, the standard will require further disclosures surrounding inputs and valuation techniques used in fair value measurements. The new disclosures and clarifications of existing disclosures set forth in this ASU are effective for interim and annual reporting periods beginning after December 15, 2009, except for the additional disclosures regarding Level 3 fair value measurements, for which the effective date is for fiscal years and interim periods within those years beginning after December 15, 2010. The portion of this ASU that was adopted on January 1, 2010 did not have a material impact on the Plan’s financial statements. Plan management does not expect the implementation of the remaining portion of this ASU to have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans”. This ASU changed the presentation of participant loans in the statement of net assets available for benefits. Prior to this ASU, participant loans were classified as investments, and accordingly were presented at fair value as was previously required by ASC Topic 962. This ASU requires that participant loans be classified as notes receivable from participants and carried at their unpaid principal balance plus any accrued but unpaid interest. The provisions of the ASU must be applied retrospectively and are effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan has adopted this ASU, and accordingly participant loans are presented as notes receivable from participants in the statements of net assets available for benefits at both December 31, 2010 and 2009. The adoption of this ASU had no impact on the amount of net assets available for plan benefits or the changes in net assets available for plan benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts in the statements of net assets available for plan benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the statement of changes in net assets available for plan benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits. Plan participants that are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Investment Valuation

Investments in mutual funds are valued at quoted market prices based on the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets. Common trust funds are valued at the net asset value of the shares held by the Plan which represents their fair value.

Fully benefit-responsive investment contracts included in the stable value fund are presented at fair value on the statement of net assets available for plan benefits. The investments in the fund that invests in the fully benefit-responsive investment contracts are adjusted to contract value which is equal to the principal balance plus accrued interest as contract value is the amount at which participants ordinarily transact. Refer to Note 3 for a more detailed description regarding the fair value of fund that invests in fully benefit-responsive investment contracts.

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the fair value determined by the closing quoted price for the companies’ common stock.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2010 and 2009 as the participant loans are secured by the participants’ vested balance in their account. Accordingly, in the event of a default, the Plan Administrator will deem the loan balance to be a distribution to the participant.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) of Investments

The net appreciation in the fair value of plan investments presented in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

3. Fair Value Measurements

Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Plan could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value under the ASC assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

•	Level 1 : quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

•

Level 2 : inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3 : unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	December 31, 2010
(dollar amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Employer-related common stock funds	$19,084	$—	$—	$19,084
Common trust funds:
Equity index	—	48,702	—	48,702
Stable-value	—	46,443	—	46,443
Mutual funds:
U.S. equity	95,995	—	—	95,995
International equity	52,740	—	—	52,740
Fixed income	48,140	—	—	48,140
Real estate	3,628	—	—	3,628
Life-cycle funds	19,911	—	—	19,911

Total investments measured at fair value	$239,498	$95,145	$—	$334,643

	December 31, 2009
(dollar amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Employer-related common stock funds	$20,356	$—	$—	$20,356
Common trust funds:
Equity index	—	41,392	—	41,392
Stable-value	—	46,112	—	46,112
Mutual funds:
U.S. equity	75,958	—	—	75,958
International equity	44,311	—	—	44,311
Fixed income	42,979	—	—	42,979
Real estate	1,948	—	—	1,948
Life-cycle funds	13,797	—	—	13,797

Total investments measured at fair value	$199,349	$87,504	$—	$286,853

The Plan’s valuation methodology used to measure the fair values of employer-related common stock and mutual funds is based on quoted prices as these instruments and their underlying investments have active markets. The valuation methodology for the equity index common trust fund is reported at its net asset value which is based on the fair value of the underlying investments as determined by the investment manager using quoted prices in active markets or other significant inputs that are deemed observable. The valuation methodologies for the fully benefit-responsive stable-value common trust fund as determined by the investment manager vary by the different investments held within the fund and include discounted cash flow models which consider recent fee bids as determined by recognized dealers; recent bid prices if quoted market prices are readily available; matrix pricing for fixed income securities which consider yield or price of bonds of comparable quality, coupon and maturity; and pricing services that incorporate dealer-supplied valuations and valuation models.

There were no transfers or reclassifications of investments between Level 1, Level 2 or Level 3 within the fair value hierarchy during the year ended December 31, 2010.

The funds within the Plan are redeemable daily, and excluding the fund which invests in fully benefit-responsive investment contracts, generally have no restrictions on redemptions other than for certain funds, a fee may be charged to a participant for redeeming an investment within a specified amount of time after the original purchase of the investment. For the fund that invests in fully-benefit responsive investment contracts, withdrawals or exchanges into another investment option may be made at any time, except that exchanges cannot be made into a competing fund (e.g. money market funds or other fixed income funds).

The Plan’s assets are invested in various common trust funds, common stock funds and mutual funds as described below. Individual investment balances that represent 5% or more of net assets are listed separately as of the applicable date.

	December 31,
(in thousands)	2010	2009
Common trust funds:
Fidelity U.S. Equity Index Commingled Pool	$48,702	$41,392
Fidelity Managed Income Portfolio II (1)	46,443	46,112

Total	95,145	87,504

Employer-related Common stock funds:
Moody’s Corporation Stock Fund (2)	17,103	17,942
Common stock funds individually less than 5% of net assets (3)	1,981	2,414

Total	19,084	20,356

Mutual funds:
Fidelity Diversified International Fund	24,499	22,713
Fidelity US Bond Index Fund	20,491	18,974
PIMCO Total Return Fund	27,649	24,005
Fidelity Mid-Cap Stock Fund	23,941	18,767
Spartan Extended Market Index Fund (4)	18,128	13,406
Mutual funds individually less than 5% of net assets	105,706	81,128

Total	220,414	178,993

Total investments at fair value	$334,643	$286,853

(1)	Fully benefit-responsive investment contract; contract value was $45,984 thousand and $46,691 thousand at December 31, 2010 and 2009, respectively.
(2)	Balance at December 31, 2010 is less than 5% of net assets, but is shown in the table above for comparative purposes as the balance at December 31, 2009 exceeded 5% of net assets. Consists of 631,380 and 658,524 shares of Moody’s Corporation common stock and $345 thousand and $292 thousand in cash at December 31, 2010 and 2009, respectively.
(3)	Consists of 23,298 and 27,754 shares of Dun & Bradstreet Corporation common stock and $68 thousand and $73 thousand in cash at December 31, 2010 and 2009, respectively.
(4)	Fund is 5% or greater of net assets at December 31, 2010. The December 31, 2009 balance is shown for comparative purposes.

The Plan’s investments appreciated (depreciated) in value (including realized and unrealized gains and losses) as follows:

(in thousands)	Year ended December 31, 2010
Mutual funds	$23,111
Common trust funds	6,306
Employer-related common stock funds:
Moody’s Corporation Stock Fund	(146)
The Dun & Bradstreet Legacy Fund	(56)

Net appreciation	$29,215

The Fidelity Managed Income Portfolio II (“the Fund”) consists of fully benefit-responsive investment contracts. The Fund invests in fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements that aid in the preservation of capital within the Fund enabling a competitive level of income over time. The Plan’s interest in this investment is calculated by applying the Plan’s ownership percentage in the Fund to the net asset value of the entire Fund. Average annual yields relating to the Fund are presented below:

Average Yields	2010	2009
Based on actual earnings of the Fund	2.25%	2.74%
Based on interest rates credited to participants	1.82%	1.53%

Crediting interest rates on the Fund are determined quarterly and are based on a formula with the issuer, which considers current economic and market conditions and the general interest rate environment. There is no correlation between future crediting rates and the adjustment from the contract value to the fair value as reported on the statement of net assets available for benefits.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fund. Such events could include, but are not limited to, the following: premature termination of contracts by the Fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Company does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

4. Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company, except for certain Trustee and Investment Manager fees which are charged to the Plan, and totaled approximately $135,000 for the year ended December 31, 2010. Additionally, certain investment management fees are charged to the individual funds in the Plan and are included in the net appreciation in the fair value of investments in the statement of changes in net assets available for plan benefits. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Stock Fund held 631,380 and 658,524 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $17.6 million and $18.5 million, respectively. The Plan earned dividends of approximately $267,000 from Moody’s Corporation common stock during the year ended December 31, 2010.

5. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, there is no provision for income taxes recorded in the Plan financial statements.

6. Reconciliation of Financial Statements to Form 5500

	December 31,
(in thousands)	2010	2009
Net assets available for plan benefits:
Financial statements	$348,020	$291,576
Participant loans deemed distributed for Form 5500 reporting	(7)	(8)
Corrective distributions paid in subsequent year (1)	1	17
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	459	(579)

Form 5500	$348,473	$291,006

Year Ended December 31, 2010
Changes in net assets available for plan benefits:
Financial statements	$56,444
Contributions refund payable due to corrective distributions (1)	1
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Reversal of prior year	579
Adjustment of current year	459
Plan year 2009 corrective distributions paid in 2010 (1)	(17)

Form 5500	$57,466

(1)	Subsequent to the years ended December 31, 2010 and 2009, the Company was notified by the Trustee that it failed the Internal Revenue Code Section 415(c), Annual Additions Limitation Test. This test examines the relationship of participant contributions between highly compensated and non-highly compensated participants. Based on the test results, the Plan was required to make corrective distributions to highly compensated participants for both the 2010 and 2009 plan years. Additionally, subsequent to the end of the plan year ended December 31, 2010, the Company was notified by the Trustee that certain employees had exceeded the maximum pre-tax contribution limit to the Plan as set forth in IRC Section 402(g). These corrective distributions were made in the year subsequent to the original contributions and were recorded as contribution refunds payable at December 31, 2010 and 2009.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

(tabular dollar amounts in thousands)

Identity of issuer, borrower or similar party	Maturity date	Annual interest rate	Number of shares/ units/ or principal amount	Current value
Employer-related common stock funds:
* Moody’s Corporation Stock Fund (1)			631,380	$17,103
The Dun & Bradstreet Legacy Fund (2)			23,298	1,981

Total				19,084

Common trust funds:
* Fidelity Managed Income Portfolio II **			45,984,140	46,443
* Fidelity U.S. Equity Index Commingled Pool			1,110,661	48,702

Total				95,145

Mutual funds:
* Fidelity U.S. Bond Index Fund			1,808,545	20,491
PIMCO Total Return Fund			2,548,264	27,649
Lazard Emerging Markets Equity Portfolio - Institutional Shares			733,133	15,968
Mainstay Large-Cap Growth Fund			2,094,857	15,041
DWS Real Estate Securities Fund			205,326	3,628
Goldman Sachs Midcap Value Fund			231,097	8,354
* Fidelity Freedom Income Fund			32,887	371
* Fidelity Freedom 2005 Fund			7,646	83
* Fidelity Freedom 2010 Fund			49,027	666
* Fidelity Freedom 2020 Fund			200,314	2,762
* Fidelity Freedom 2030 Fund			187,180	2,577
* Fidelity Freedom 2040 Fund			398,717	3,194
* Fidelity Freedom 2015 Fund			128,510	1,457
* Fidelity Freedom 2025 Fund			221,143	2,548
* Fidelity Freedom 2035 Fund			233,016	2,673
* Fidelity Freedom 2045 Fund			185,183	1,757
* Fidelity Freedom 2050 Fund			194,399	1,823
Eaton Vance Large Cap Value 1			778,746	14,228
* Fidelity Low-Priced Stock Fund			424,994	16,303
* Fidelity Mid-Cap Stock Fund			830,696	23,941
* Fidelity Diversified International Fund			813,394	24,499
* Spartan Extended Market Index Fund			474,931	18,128
* Spartan International Index Fund			348,975	12,273

Total				220,414

Total investments, at fair value				$334,643

* Participant loans	one month to 10 yrs	5.0% to 11.5%		$3,695

*	Asset qualifies as a party-in-interest for the Plan for which a statutory exemption exists.
**	Fully benefit responsive investment contract
(1)	Consists of 631,380 and 658,524 shares of Moody’s Corporation common stock and $345 thousand and $292 thousand in cash at December 31, 2010 and 2009, respectively.
(2)	Consists of 23,298 and 27,754 shares of Dun & Bradstreet Corporation common stock and $68 thousand and $73 thousand in cash at December 31, 2010 and 2009, respectively.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/S/ JOSEPH MCCABE
Joseph McCabe
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 23, 2011